Exhibit 12.1

	For the Year Ended					For the Quarter Ended
	1998	1999	2000	2001	2002	Q1 2002	Q1 2003
	(In thousands)
Fixed Charges:
Interest expensed and capitalized	925	1,636	2,076	47,104	42,883	12,331	8,295
Estimate of interest within rental expense	785	855	757	5,407	9,192	2,283	2,369
Dividends	—	—	2,373	58,520	27,594	34,132	12,344

Calculated Fixed Charges	1,710	2,491	5,206	111,031	79,669	48,746	23,008

Earnings:
Pretax income (loss) from continuing operations	(7,492)	2,399	(6,538)	(18,533)	(40,107)	(27,420)	(7,632)
Add: Fixed charges	1,710	2,491	2,833	52,511	52,075	14,614	10,664
Subtract: Dividends	—	—	2,373	58,520	27,594	34,132	12,344

Calculated Earnings	(5,782)	4,890	(2,705)	33,978	11,968	(12,806)	3,032

Ratio of Earning to Fixed Charges		1.96

Amount by which earning were insufficient to cover fixed charges	$7,492		$7,911	$77,053	$67,701	$61,552	$19,976